Exhibit 99.1

POLYPID LTD.

AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Interim Condensed Consolidated Balance Sheets	1 - 2

Interim Condensed Consolidated Statements of Operations	3

Interim Condensed Consolidated Statements of Shareholders’ Equity (Deficit)	4 - 6

Interim Condensed Consolidated Statements of Cash Flows	7 - 8

Notes to Interim Condensed Consolidated Financial Statements	9 - 17

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POLYPID LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2024	2023
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,076	$5,309
Restricted deposits	163	300
Short-term deposits	6,271	-
Prepaid expenses and other current assets	268	458

Total current assets	9,778	6,067

LONG-TERM ASSETS:
Property and equipment, net	6,813	7,621
Operating lease right-of-use assets	2,679	1,597
Other long-term assets	257	87

Total long-term assets	9,749	9,305

Total assets	$19,527	$15,372

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2024	2023
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:
Current maturities of long-term debt	$5,437	$4,003
Accrued expenses and other current liabilities	2,984	1,971
Trade payables	992	772
Current maturities of operating lease liabilities	873	540

Total current liabilities	10,286	7,286

LONG-TERM LIABILITIES:
Long-term debt	3,127	6,379
Deferred revenues	2,548	2,548
Long-term operating lease liabilities	1,594	857
Other liabilities	371	398

Total long-term liabilities	7,640	10,182

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary shares with no par value - Authorized: 107,800,000 shares at June 30, 2024 (unaudited) and December 31, 2023; Issued and outstanding: 4,797,252 and 1,653,559 shares at June 30, 2024 (unaudited) and December 31, 2023, respectively	-	-
Additional paid-in capital	252,652	236,213
Accumulated deficit	(251,051)	(238,309)

Total shareholders’ equity (deficit)	1,601	(2,096)

Total liabilities and shareholders’ equity	19,527	15,372

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2024	2023	2024	2023

Operating expenses:
Research and development, net	$9,810	$7,754	$4,760	$3,960
Marketing and business development	501	742	265	357
General and administrative	2,111	3,112	1,096	1,503

Operating loss	12,422	11,608	6,121	5,820
Financial expense, net	311	262	171	7

Loss before income tax	12,733	11,870	6,292	5,827
Income tax expenses	9	35	2	10

Net loss	$12,742	$11,905	$6,294	$5,837

Basic and diluted loss per ordinary share *)	$2.62	$10.85	$1.25	$3.95

Weighted average number of ordinary shares used in computing basic and diluted loss per share *)	4,858,158	1,097,015	5,024,871	1,479,449

*)	Prior period results have been retroactively adjusted to reflect the 1-for-30 reverse share split effected on September 18, 2023 (see Note 1b).

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

U.S. dollars in thousands (except share and per share data)

Three Months Ended June 30, 2024	Number of ordinary shares	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity

Balances as of March 31, 2024	4,797,252	$251,902	$(244,757)	$7,145

Share-based compensation	-	750	-	750
Net loss	-	-	(6,294)	(6,294)

Balances as of June 30, 2024 (unaudited)	4,797,252	$252,652	$(251,051)	$1,601

Three Months Ended June 30, 2023	Number of ordinary shares *)	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity

Balances as of March 31, 2023	1,297,682	$231,919	$(220,512)	$11,407

Share-based compensation	-	841	-	841
Modification of warrants	-	31	-	31
Reclassification of pre-funded warrants to Equity	-	1,905	-	1,905
Cashless exercise of pre-funded warrants	345,151	-	-	-
Net loss	-	-	(5,837)	(5,837)

Balances as of June 30, 2023 (unaudited)	1,642,833	$234,696	$(226,349)	$8,347

*)	Prior period results have been retroactively adjusted to reflect the 1-for-30 reverse share split effected on September 18, 2023 (see Note 1b).

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

U.S. dollars in thousands (except share and per share data)

Six Months Ended June 30, 2024	Number of ordinary shares	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity

Balances as of January 1, 2024	1,653,559	$236,213	$(238,309)	$(2,096)

Share-based compensation	-	1,440	-	1,440
Issuance of Ordinary shares, warrants and pre-funded warrants, net (1)	3,143,693	14,999	-	14,999
Net loss	-	-	(12,742)	(12,742)

Balances as of June 30, 2024 (unaudited)	4,797,252	$252,652	$(251,051)	$1,601

(1)	Net of issuance cost of $1,217.

Six Months Ended June 30, 2023	Number of ordinary shares *)	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity

Balances as of January 1, 2023	669,605	$220,273	$(214,444)	$5,829

Share-based compensation	-	1,970	-	1,970
Issuance of Ordinary shares, net (2)	626,934	8,627	-	8,627
Issuance of pre-funded warrants, net (3)	-	3,987	-	3,987
Modification of warrants	-	31	-	31
Reclassification of pre-funded warrants to Liabilities	-	(2,106)	-	(2,106)
Reclassification of pre-funded warrants to Equity	-	1,905	-	1,905
Cashless exercise of pre-funded warrants	345,151	-	-	-
Exercise of options	1,143	9	-	9
Net loss	-	-	(11,905)	(11,905)

Balances as of June 30, 2023 (unaudited)	1,642,833	$234,696	$(226,349)	$8,347

(2)	Net of issuance cost of $734.

(3)	Net of issuance cost of $362.

*)	Prior period results have been retroactively adjusted to reflect the 1-for-30 reverse share split effected on September 18, 2023 (see Note 1b).

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

U.S. dollars in thousands (except share and per share data)

Year Ended December 31, 2023	Number of ordinary shares	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity (deficit)

Balances as of January 1, 2023	669,605	$220,273	$(214,444)	$5,829

Share-based compensation	-	3,391	-	3,391
Issuance of Ordinary shares, net (1)	637,660	8,723	-	8,723
Issuance of pre-funded warrants, net (2)	-	3,987	-	3,987
Modification of warrants	-	31	-	31
Reclassification of pre-funded warrants into liabilities	-	(2,106)	-	(2,106)
Reclassification of pre-funded warrants into equity	-	1,905	-	1,905
Cashless exercise of pre-funded warrants	345,151	-	-	-
Exercise of options	1,143	9	-	9
Net loss	-	-	(23,865)	(23,865)

Balances as of December 31, 2023	1,653,559	$236,213	$(238,309)	$(2,096)

(1)	Net of issuance costs of $757.
(2)	Net of issuance costs of $362.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six Months Ended June 30,
	2024	2023
	Unaudited
Cash flows from operating activities:
Net loss	$(12,742)	$(11,905)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	827	913
Non-cash financial expenses, net	676	813
Remeasurement of warrants classified as a liability	-	(201)
Share-based compensation expenses	1,440	1,970
Changes in assets and liabilities:
Prepaid expenses and other assets	188	950
Operating lease right-of-use-assets	400	539
Operating lease liabilities	(412)	(561)
Trade payables	220	(238)
Accrued expenses and other liabilities	909	(561)

Net cash used in operating activities	(8,494)	(8,281)

Cash flows from investing activities:
Investment in bank deposits	(14,691)	(17,600)
Proceeds from bank deposits	8,500	9,932
Purchase of property and equipment	(19)	(195)

Net cash used in investing activities	(6,210)	(7,863)

Cash flows from financing activities:
Proceeds from issuance of Ordinary shares, warrants and pre-funded warrants, net	15,076	12,614
Payments due to long-term debt	(2,574)	(1,522)
Payment of fees due to modification of debt	-	(125)
Proceeds from exercise of options	-	9

Net cash provided by financing activities	12,502	10,976

Decrease in cash, cash equivalents and restricted deposits	(2,202)	(5,168)
Cash, cash equivalents and restricted deposits at the beginning of the period	5,686	9,142

Cash, cash equivalents and restricted deposits at the end of the period	$3,484	$3,974

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six Months Ended June 30,
	2024	2023
	Unaudited
Non-cash activities:
Modification of warrants	$-	$31
Credit line derivative	$-	$127
Issuance costs	$77	$-
Right-of-use asset recognized with corresponding lease liability	$1,482	$-

Supplemental disclosures of cash flows:
Interest paid	$471	$492

Supplemental disclosures of cash flow information:
Cash and cash equivalents	$3,076	$3,396
Restricted deposits	163	503
Restricted deposits included in other long-term assets	245	75

Cash, cash equivalents and restricted deposits at the end of the period	$3,484	$3,974

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	PolyPid Ltd. (the “Company”) was incorporated under the laws of Israel and commenced operations on February 28, 2008. The Company is a Phase 3 biopharmaceutical company focused on developing targeted, locally administered, and prolonged-release therapeutics using its proprietary PLEX (Polymer-Lipid Encapsulation matriX) technology. The Company’s product candidates are designed to address unmet medical needs by delivering active pharmaceutical ingredients, locally at predetermined release rates and durations over extended periods ranging from days to several months. The Company is initially focused on the development of its lead product candidate, D-PLEX100, which incorporates an antibiotic for the prevention of surgical site infections (“SSIs”) in bone and soft tissue. Through June 30, 2024, the Company has been primarily engaged in research and development.

The Company’s wholly owned subsidiaries include a subsidiary in the United States (the “US Subsidiary”) and a subsidiary in Romania. The US Subsidiary’s operation focuses on marketing and business development of the Company’s operation in the United States.

b.	On September 18, 2023, the Company’s board of directors approved 1-for-30 reverse share split. No fractional shares were issued, and no cash or other consideration was paid as a result of the reverse share split. Instead, the Company issued one additional whole share of the post-reverse share split Ordinary share to any shareholder who otherwise would have received a fractional share as a result of the reverse share split. The amount of authorized Ordinary shares was not affected. All issued and outstanding share and per share amounts included in the accompanying consolidated financial statements have been adjusted to reflect this reverse share split for all periods presented.

c.	The Company’s activities since inception have consisted of performing research and development activities. Successful completion of the Company’s development programs and, ultimately, the attainment of profitable operations is dependent on future events, including, among other things, its ability to secure financing; obtain marketing approval from regulatory authorities; access potential markets; build a sustainable customer base; attract, retain and motivate qualified personnel; and develop strategic alliances. The Company’s operations are funded by its shareholders and research and development grants and the Company intends to seek further private or public financing as well as make applications for further research and development grants for continuing its operations. Although management believes that the Company will be able to successfully fund its operations, there can be no assurance that the Company will be able to do so or that the Company will ever operate profitably.

In September 2022, the Company announced top-line results from the Surgical site Hospital acquired Infection prEvention with Local D-PLEX100 (“SHIELD”) I Phase 3 trial. SHIELD I did not achieve its primary endpoint. That said, in a pre-specified subgroup analysis requested by the United States Food and Drug Administration (“FDA”) of a total of 423 subjects with large incisions (>20 centimeters), the local administration of D-PLEX100 resulted in a significant reduction of 54 percent in the primary endpoint, compared to SoC alone (p=0.0032). The FDA acknowledged that the SHIELD I results may provide supportive evidence on this population and recommended that the Company conduct an additional study to support a potential NDA submission. The FDA stated that the ongoing SHIELD II study could potentially serve as such a study. The Company resumed recruitment into the SHIELD II trial in June 2023.

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (CONT.)

d.	The Company expects to continue to incur substantial losses over the next several years during its clinical development phase. To fully execute its business plan, the Company will need to complete Phase 3 clinical studies and certain development activities as well as manufacture the required clinical and commercial production batches in the pilot manufacturing plant. Further, the Company’s product candidates will require regulatory approval prior to commercialization, and the Company will need to establish sales, marketing and logistic infrastructures. These activities may span many years and require substantial expenditures to complete and may ultimately be unsuccessful. Any delays in completing these activities could adversely impact the Company.

As of June 30, 2024, the Company’s cash, cash equivalents and short-term deposits amounted to a total of $9,347. During the six-month period ended June 30, 2024, the Company incurred a loss of $12,742 and had negative cash flows from operating activities of $8,494. In addition, the Company had an accumulated deficit of $251,051 as of June 30, 2024.

Management plans to seek additional equity financing through private and public offerings or strategic partnerships and, in the longer term, by generating revenues from product sales.

The Company’s future operations are highly dependent on a combination of factors, including (i) completion of all required clinical studies; (ii) the success of its research and development activities; (iii) manufacture of all required clinical and commercial production batches; (iv) marketing approval by the relevant regulatory authorities; and (v) market acceptance of the Company’s product candidates.

There can be no assurance that the Company will succeed in achieving the clinical, scientific and commercial milestones as detailed above.

Based on the abovementioned, as of the approval date of these interim consolidated financial statements, the Company has not raised the necessary funding in order to continue its activity for a period of at least one year. Therefore, these factors raise a substantial doubt about the Company’s ability to continue as a going concern. The interim condensed consolidated financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that might result should the Company be unable to continue as a going concern.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation and summary of significant accounting policies:

The accompanying interim condensed consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States and are consistent in all material respects with those applied in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on March 6, 2024.

The preparation of interim condensed consolidated financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and judgments that affect the amounts reported in the interim condensed consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions, but are not limited to, the fair value of financial assets and liabilities, the useful lives of property and equipment and the determination of the fair value of the Company’s share-based compensation. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

a.	Basis of presentation and summary of significant accounting policies: (Cont.)

The interim financial information is unaudited, but reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 (the “2023 Consolidated Financial Statements”). Interim results are not necessarily indicative of the results for a full year.

There have been no material changes in the Company’s significant accounting policies as compared to the significant accounting policies described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023.

b.	Basic and diluted loss per share:

The Company’s basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted-average number of shares of ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted loss per share is the same as basic loss per share in periods when the effects of potentially dilutive shares of ordinary shares are anti-dilutive.

c.	Fair value of financial instruments:

Under U.S. GAAP, fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 -	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 -	Unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, restricted deposits, short-term deposits, long-term debt, other current assets, trade payables, accrued expenses and other current and non-current liabilities approximate their fair value due to the short-term maturity of such instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

d.	Recently adopted accounting pronouncements:

As an “Emerging Growth Company”, the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The Company has reviewed recent accounting pronouncements and concluded that they are either not applicable to its business or that no material effect is expected on the condensed consolidated financial statements as a result of their future adoption.

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

e.	Recently issued accounting pronouncements, not yet adopted:

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in Accounting Standards Codification (“ASC”) 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

NOTE 3:-	LEASES

The Company leases substantially all of its office space and vehicles under operating leases. The Company’s leases have original lease periods expiring between 2024 and 2027.

On January 14, 2024, the Company entered into a new lease agreement for one of its premises, with the lease term extending through July 2027.

The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably certain. Lease payments included in the measurement of the lease liability comprise the following: the fixed non-cancelable lease payments, payments for optional renewal periods, where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

The following is a summary of weighted average remaining lease terms and discount rates for all of the Company’s operating leases as of June 30, 2024:

Weighted average remaining lease term (years)	2.97
Weighted average discount rates	10.40%

For the six months ended June 30, 2024, the total operating lease cost and cash payments for operating leases were as follows:

Operating lease cost	$526
Cash payments for operating leases	$419

Minimum lease payments over the remaining lease periods as of June 30, 2024, are as follows:

The remainder of 2024	$481
2025	958
2026	919
2027	455

Total undiscounted lease payments	2,813
Less - imputed interest	(346)

Present value of lease liabilities	$2,467

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	LINE OF CREDIT ARRANGEMENT

Further to the discussion in Note 7 in the 2023 Consolidated Financial Statements regarding the secured line of credit agreement signed on April 5, 2022, with Kreos Capital VI (Expert Fund) LP (“Kreos”) (the “Credit Line” or “debt”), the Company entered into an amendment to the Credit Line on March 29, 2023 (the “Amendment”).

On January 9, 2024, the Company repaid $1,494 due to the included claw back mechanism in the Credit Line.

During the six-month periods ended on June 30, 2024 and 2023, the Company recognized $756 and $813 of interest expenses related to the Credit Line, respectively, which were included as part of financial expenses in the Company’s statements of operations.

NOTE 5:-	COMMITMENTS AND CONTINGENT LIABILITIES

In connection with its research and development programs, through June 30, 2024, the Company received participation payments from the Israel Innovation Authority of the Ministry of Economy in Israel (“IIA”) in the aggregate amount of $4,888. In return for IIA’s participation, the Company is committed to pay royalties at a rate of 3% of sales of the developed products, up to 100% of the amount of grants received plus interest at Secured Overnight Financing Rate.

For the six-month period ended June 30, 2024, no new participation payments were received.

Through June 30, 2024, no royalties have been paid or accrued.

NOTE 6:-	SHAREHOLDERS’ EQUITY (DEFICIT)

a.	Ordinary share capital (with no par value) is composed as follows:

	June 30, 2024		December 31, 2023
	Unaudited		Audited
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Number of shares

Ordinary shares	107,800,000	4,797,252	107,800,000	1,653,559

b.	Financing rounds:

On March 29, 2023, the Company entered into a private placement of unregistered pre-funded warrants to purchase up to 345,238 Ordinary shares (the “PFW”), at a price of $12.60 per PFW with certain of the Company’s existing shareholders. The PFWs have an exercise price of $0.003 per Ordinary share. Accordingly, the consideration for the PFWs amounted to $3,987, net of related placement fees and other offering expenses which amounted to a total of $362. In accordance with ASC No. 480, “Distinguishing Liabilities from Equity” (“ASC 480”), and ASC No. 815-40, “Derivatives and Hedging” (“ASC 815”), the PFWs were qualified for equity accounting.

On March 31, 2023, the Company closed a public offering which was comprised of 561,967 Ordinary shares (inclusive of 73,300 Ordinary shares pursuant to the full exercise of an overallotment option granted to the underwriters), at a public offering price of $12.60 per share (the “Public Offering”). The proceeds to the Company from the Public Offering were $6,415, net of underwriting commissions and other offering expenses which amounted to $665.

Following the Public Offering, the Company did not have a sufficient number of authorized Ordinary shares to cover 167,115 PFWs, and as a result, in accordance with ASC 815, these PFWs, which amounted to $2,106, were classified as a liability at fair value.

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	SHAREHOLDERS’ EQUITY (DEFICIT) (CONT.)

b.	Financing rounds: (Cont.)

On May 5, 2023, the shareholders of the Company approved to increase the Company’s authorized share capital by 60,000,000, from 47,800,000 to 107,800,000 Ordinary shares, and as a result, in accordance with ASC 480 and 815-40, these PFWs were classified under equity accounting at their fair value, which amounted to $1,905. The change in the PFWs’ fair value was accounted for as financial expenses in the amount of $201.

On May 11, 2023, all of the PFWs were exercised into 345,151 Ordinary shares on a cashless basis.

On January 4, 2024, the Company entered into a definitive securities purchase agreement for a private placement financing, led by leading U.S. life sciences-focused investors and certain existing investors. Under the securities purchase agreement, the investors purchased 3,143,693 of the Company’s Ordinary shares at a purchase price of $4.81 per share, pre-funded warrants to purchase up to 227,619 Ordinary shares at an exercise price of $0.0001 per share and warrants to purchase up to 3,371,312 Ordinary shares at an exercise price of $5.50 per share. The warrants expire upon the earlier of two years from the date of issuance and 10 trading days following the Company’s announcement of the positive recommendation by Data Safety Monitoring Board regarding the Company’s unblinded interim analysis in its SHIELD II Phase 3 trial of D-PLEX100 resulting in the stopping of the trial due to positive efficacy. The proceeds to the Company amounted to $14,999, net of issuance cost. Exercise of the warrants in full would result in an additional $18,542 in proceeds to the Company. The closing of the offering occurred on January 9, 2024.

In accordance with ASC 480 and ASC 815, the pre-funded warrants and the warrants were qualified for equity accounting. The fair value for warrant to purchase an ordinary share is $4.52.

The Black-Scholes option pricing model assumptions used to value the warrants at the grant date are presented in the following table:

Dividend yield (%)	0
Expected volatility (%)	117.40-134.00
Risk-free interest rate (%)	4.36-5.08
Expected term (in years)	0.68-2.00

c.	Share option plan:

The Company’s board of directors authorizes option grants through its 2012 Share Option Plan to officers, directors, advisors, management and other key employees. The options granted generally have a four-year vesting period and expire ten years after the date of grant. Options granted under the Company’s option plan that are canceled or forfeited before expiration become available for future grant.

On May 6, 2024, the Company’s board of directors approved to increase the Company’s options pool by an additional 2,000,000 options from 312,403 to 2,312,403.

As of June 30, 2024, 867,124 of the Company’s options were available for future grants.

During the first quarter of 2023, the Company decreased the exercise price of 67,385 options granted to all employees and a consultant under the 2012 Share Option Plan. As of the modification date, the options can be exercised for $23.07 (the “Repricing”). Following the Repricing, the Company accounted for an incremental value in the total amount of $562, of which $307 was recognized as of the modification date due to vested options, and the rest of the amount will be expensed based on the vesting conditions of each grant.

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	SHAREHOLDERS’ EQUITY (DEFICIT) (CONT.)

c.	Share option plan: (Cont.)

On May 5, 2023, the Company’s board of directors also approved a similar exercise price decrease of 17,417 options previously granted to the Company’s Chief Executive Officer and board members. Therefore, the Company accounted for an incremental value in the total amount of $63, of which $50 was recognized as of the modification date due to vested options, and the rest of the amount will be expensed based on the vesting conditions of each grant.

A summary of the status of options to employees and non-employees, including Directors, under the Company’s 2012 Share Option Plan as of and for the six-month period ended June 30, 2024, and changes during the period then ended is presented below (unaudited):

	Number of options	Weighted average exercise price	Aggregate intrinsic value	Weighted average remaining contractual life (years)

Outstanding at beginning of period	254,436	$22.41	$-	8.24
Granted	1,199,975	$4.64
Forfeited and expired	(14,706)	$51.53

Outstanding at end of period	1,439,705	$7.30	$-	9.52

Exercisable options	73,501	$38.73	$-	5.30

Vested and expected to vest	1,439,705	$7.30	$-	9.44

The Black-Scholes option pricing model assumptions used to value the employee share options at the grant dates are presented in the following table for the six-month period ended June 30, 2024:

Dividend yield (%)	0
Expected volatility (%)	97.10-98.39
Risk-free interest rate (%)	4.43-5.06
Expected term (in years)	0.5-6.1

The total share-based compensation expense recognized by the Company’s departments:

	Six Months Ended June 30,
	2024	2023
	Unaudited

Research and development	$849	$1,022
Marketing and business development	144	191
General and administrative	447	757

	$1,440	$1,970

As of June 30, 2024, there were unrecognized compensation costs of $6,305, which are expected to be recognized over a weighted average period of approximately 3.07 years.

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	SHAREHOLDERS’ EQUITY (DEFICIT) (CONT.)

c.	Share option plan: (Cont.)

On May 6, 2024, the Board of directors granted a total of 280,000 milestone-based options to the Company’s officers (collectively, the “Milestone-Based Options”). The milestone condition was set as either the interim analysis outcome of early stopping of the Company’s SHIELD II Phase 3 trial of D-PLEX100 for efficacy or top-line results (primary endpoint) with overall alpha level of up to (and including) 5%.

The average exercise price for Milestone-Based Options is $4.64.

As of June 30, 2024, the milestone condition is not probable of being achieved; therefore, no compensation costs were recognized.

d.	Warrants and pre-funded warrants:

As of June 30, 2024, all warrants are exercisable into Ordinary shares, in which the outstanding issued warrants as of June 30, 2024, were as follows (unaudited):

Grant date	Warrants outstanding as of June 30, 2024	Average Exercise price per share ($)	Warrants exercisable as of June 30, 2024	Exercisable through

September 2020	597	$480.00	597	September 2024
April 2022	5,193	$12.60	5,193	April 2029
July 2022	1,298	$12.60	1,298	April 2029
January 2024	3,371,312	$5.50	3,371,312	January 2026 *)
January 2024	227,619	$0.0001	227,619	No maturity date *)

	3,606,019		3,606,019

No Warrants were exercised during the six-month period ended June 30, 2024.

*) See note 6b.

NOTE 7:-	BASIC AND DILUTED LOSS PER SHARE

The following table sets forth the computation of the Company’s basic and diluted net loss per Ordinary share:

	Six Months Ended June 30,		Three Months Ended June 30,
	2024	2023	2024	2023
	Unaudited
Numerator:
Allocation of loss attributable to ordinary shareholders	$12,742	$11,905	$6,294	$5,837
Denominator:
Weighted average Ordinary shares outstanding	4,858,158	1,097,015	5,024,871	1,479,449

Basic and diluted loss per share	$2.62	$10.85	$1.25	$3.95

POLYPID LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	BASIC AND DILUTED LOSS PER SHARE (CONT.)

The potential Ordinary shares that were excluded from the computation of diluted loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Three and Six Months Ended June 30,
	2024	2023
	Unaudited

Ordinary share options	73,501	69,277
Warrants	3,606,019	13,775

	3,679,520	83,052

NOTE 8:-	SUBSEQUENT EVENTS

1.	On July 2, 2024, the shareholders meeting approved a grant of 198,000 options to the Company’s Chief Executive Officer and 132,600 milestone-based options. The exercise price for both grants was set at $4.64.

2.	On August 1, 2024, the Company entered into a definitive securities purchase agreement for a private placement financing. Under the securities purchase agreement, the investors have agreed to purchase 2,235,457 of the Company’s Ordinary shares, or pre-funded warrants in lieu thereof, at a purchase price of $3.61 per share and warrants to purchase up to 1,676,588 Ordinary shares at an exercise price of $3.61 per share. The warrants expire upon the earlier of two years from the date of issuance and 10 trading days following the Company’s announcement of the recommendation by Data Safety Monitoring Board regarding the Company’s unblinded interim analysis in its SHIELD II Phase 3 trial of D-PLEX100 resulting in either the stopping of the trial due to positive efficacy, or continuation to planned patient recruitment (up to 630 subjects). The closing of the offering occurred on August 6, 2024. The net proceeds to the Company amounted to approximately $7,500. Exercise of the warrants in full would result in an additional $6,052 in proceeds to the Company.

3.	Further to the discussed in Note 4, on August 1, 2024, the Company entered into a second amendment (the “Second Amendment”) to the Credit Line. Pursuant to the Second Amendment, 60% of the remaining principal and interest repayments under the Credit Line will be delayed and repaid on a monthly equal basis from April 1, 2025. The amended secured loan now bears interest at a rate of 12.00%, and the Company will pay a restructuring fee to Kreos of $125. In return for this additional deferral of repayment, Kreos has the right to receive a potential claw back payment on account of the then outstanding principal amount. This claw back mechanism will be triggered by additional incoming funds from future partnership agreements or additional financing. The claw back to be paid will not exceed $4,500, out of which $1,500 was already paid.

As part of the Second Amendment, the Company issued to Kreos a warrant to purchase 40,000 Ordinary shares of the Company at an exercise price of $3.61 per share. The expiration date of the warrant issued is seven years from the issuance date.

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